Exhibit 99.3

Local Conference Call

JBS S/A (JBSS3)

4Q23 Earnings Results Call Transcription

March 27th, 2024

Operator: Good morning, and welcome to JBS S/A and JBS USA fourth quarter and full year 2023 results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time. As a reminder, this conference is being recorded and the link to download the presentation is available on the IR website and in the chat.

Any statements eventually made during this conference call in connection with the company business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecast based on the company’s management expectation in relation to the future of JBS. Such expectation are highly dependent on market conditions, on Brazil overall economic performance, and on industry and international market behavior, and therefore are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investment Relations Director.

Now, I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning, everyone. Thank you for participating in our earning calls.

Year after year, we have emphasized the importance of our global platform. In periods of challenge condition, like those we faced in 2023, this platform has proven its strength. It has allowed us to continuously generate cash and distribute dividends.

Despite the persistent negative effects of the capital cycle in US, the operation management measure adopted last year and improvements in the medium-term outlook enabled us to enter 2024 on the path of margin recovery.

It’s important to emphasize that our focus on operational excellence was the key to correcting the course of two of our business that underperformed in 2023, US Beef and Seara.

We identified issues and took action to adopt measurement based on our culture with a focus on people and discipline in execution. The results of these measures are already being felt. At Seara, the outlook of 2024 is positive with the possibility of margin exceeding double digits already present in the first quarter of the year. A traditionally challenged period of the sector.

As supply and demand rebalanced bringing resilience and as grain price normalized, Seara is well-positioned to reap the reward of operational improvement implement in recent months and investment in expansion made in recent years.

I take this opportunity to reiterate that our multi-protein and our multi-geography strategy puts us in an unmatched position in the global industry. This strength allowed us to capitalize on the cattle cycle upswing in Brazil and Australia, while our American operation faced margin decline due to current market conditions.

In Australia, the improvement outlook is reflected in significant increase in margin in the fourth quarter in 2023, compared to the same period last year. In Brazil, where the situation is similar, significant growth in the cattle processed volume increased value-added product sales, the authorization of new plans to supply the Chinese market, as well as improving the profitability of export offered a promising prospect for the beef business in the short and long-term. T

The chicken and pork business faced persistent pressure on production costs throughout 2022, but already benefit for the normalization of grain prices. This is evident in the Pilgrim’s and US Pork results. The recovery margin of this business also reflects a better rebalance of supply and demand.

Pilgrim’s margins saw a strong growth, rising by 1.5 in the fourth quarter of 2022 to 6.8 in the fourth quarter of 2023. Similar, US Pork result jumped from 4.8% to 9% in the same period. Through our global platform, we operate successfully in all relevant proteins. With results exceeding expectation, our growth in aquaculture reaffirms our belief that we will replicate what we have done previously with chicken, pork and value-added products.

Likewise, we continue to invest in research and development of alternative proteins such as plant-based and cultivated protein. In 2024, we will complete a cultivated protein facility in San Sebastian, in Spain. We are also building in JBS Biotech Innovation Center in Brazil, which is a research, development, innovation biotechnology center. We are a food company. And our focus is to meet consumer demand for all protein options.

We also want to highlight that 2023, we once again demonstrate our financial strength. The mightiness of our health cash generation allowed us to distribute US$ 448 million in dividend for the year, create value for our shareholders. We reduced our gross debt by US$ 1.6 million from the third quarter to the fourth quarter, which we plan to continue in 2024.

As a result of our financial discipline, we began the company deleverage process at the end of 2023. The leverage ratio decreased from 4.87 times in the third quarter to 4.42 times in the fourth quarter.

We remain confident in our long-term strategy. We will continue to reinforce our diversified platform by geography and by protein style, investing in strong brands, value-added products, and strategic partnership with our customers. This set of actions is crucial for creating better margins and reducing volatility.

Investments we made in 2023 are significant milestones that support this direction. In Brazil, we opened two new factories in the state of Paraná that will allow Seara to advance in an expansion strategy in value-added products. Similarly, we commenced operations at the new Principe Italian Meat Facility in Columbia, Missouri and invested in our Kingsley Pork Unit in UK to make it a center of excellence in cold cuts.

JBS has demonstrated resilience and strength over its 70 years. The company’s diversified platform, commitment to excellence, innovation, and sustainability focus on people and culture, and the dual listing in Brazil and United States put the company in a unique position to embark in a new cycle of acceleration growth and shareholder returns.

We remain focused on the dual listing process. Today, we took another step to our goal by filing an update to registration request to SEC. This includes our figures up to December 31st.

Thank you all for the participation in these earnings call and now I hand over to Guilherme, who will detail our financial. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Now let’s move on to the operational and financial highlights of the year and the fourth quarter of 2023. Starting on slide 16, please.

I would like to start by highlighting some important events that took place over the past year, and I would like to take the opportunity to update you on some of those process.

The first point to be highlighted is the registration of 11 senior notes with the SEC in August. This step was fundamental for both the company and investors as it brought a series of significant benefits. Among them, we can mention the expansion on investor base, the increase in the liquidity of the notes and the obligation to adapt to rules and regulations such as SOX, FCPA and PCAOB, in addition to the publication of new reports, such as 20-F, which we have just published for the first time.

We also just announced that we registered new senior notes issued in September 2033 in the amount of US$ 2.5 billion. We will also take the opportunity to reopen the exchange period for the 11 senior notes which have already been registered. However, some investors did not exchange their notes at the time and therefore we are offering a new opportunity at the request of these investors.

Given the announcement of the registration of the senior notes, we have made public our intention to have our shares listed in the US and Brazil, as mentioned by Tomazoni. Taking advantage of the end of the fiscal year, we just filed a new F4 form, which is now available for public consultation, allowing all interested parties to follow the progress of the process.

In relation to the new issuance on September 2023, we issued US$ 2.5 billion of senior notes at JBS USA. In October, JBS S/A issued agribusiness receivable certificates in the amount of R$ 1.7 billion. Additionally, through our subsidiary, Pilgrim’s Pride, we carried out two issuance, totally US$ 1.5 billion dollars. With the resources obtained, we significantly reduced our short-term and medium-term debt, practically eliminating the need for debt payments until 2027, as I will detail later.

Now, lets’s move on to slide 17, where we have the operational and financial highlights of the quarter. Net revenues for the fourth quarter of 2023 was R$96 billion or US$19.4 billion. EBITDA totaling R$5.1 billion or US$1 billion, which represents a margin of 5.3% in the quarter. Net profit was R$83 million or US$17 million in the quarter.

On slide 18, we have the highlights of the year. Net revenue in 2023 of R$364 billion or US$73 billion. Adjusted EBITDA totaled R$17 billion or US$3.5 billion, representing a margin of 4.7% for the year. Net loss was R$1.1 billion or US$200 million in the year.

Please, now moving to slide 19, before commenting on free cash flow generation, it is important to highlight that from the fourth quarter of 2023 we will include leasing expenses in the calculation of free cash flow in order to represent the company’s cash generation is more accurate and is more in line with the variation in free debt. Therefore, this adjustment was considered both for the current period and for the period that serves as the basis for comparison.

Operating cash flow for the quarter was R$8.5 billion or US$1.7 billion. Free cash flow for the quarter was R$4.3 billion or US$875 million. Free cash generation was positively impacted by an improvement in the operating results of Pilgrim’s, JBS Brazil and Australia, release of working capital, mainly in inventories and suppliers, which combined totaled a positive variation of R$2.8 billion or US$570 million and a reduction in CAPEX by R$1.5 billion versus the fourth quarter of 2022, a reduction of US$253 million in the quarter.

Moving on to the next slide, at the beginning of last year, during the call to announce the results for the first quarter of 2023, we had commented on how we would do to offset the cash burn of US$1.3 billion in the first quarter of 2023. Remembering that Seasonally the first quarter consumes cash. Throughout the year, we provided updates to the market on the previously discussed values, totaling US$1.4 billion, considering the necessary revisions. And now, as the year comes to an end, even in the face of a difficult and volatile year, we not only reversed the first quarter result, but also generated US$448 million in free cash flow in 2023.

The main developments were in working capital, in the amount of R$ 1.4 billion or US$ 318 million considering inventory accounts, accounts receivable and suppliers, a reduction in CAPEX of R$ 3.7 billion or US$ 670 million and tax refunds in the United States and monetization of tax credits in Brazil, which totaled approximately US$360 million.

For 2024, without providing guidance, we expect our cash generation to follow a similar seasonality as the previous year. This means that it is likely that we will have cash burn in the first quarter, but we expect that it will be around half of the value reported in the same period last year, taking into account the evolution of Seara’s results and the maintenance of attractive margins in Australia, US Pork, and Pilgrim’s.

For the update exercise of the EBITDA necessary for free cash flow breakeven, we consider net financial expenses for 2024 similar to 2023 at US$ 1.1 billion. Leasing expenses which we are estimating US$ 500 million versus US$ 430 million in 2033, reflecting the increase in installed capacity. In the same way as rental expenses, the increase in our production capacity also increases the consumption of biological assets. Therefore, disregarding possible variations linked to grain prices, we are estimating a biological asset consumption of approximately US$ 650 million.

Capital expenditures in 2003 totaled US$ 1.5 billion, which approximately US$ 500 million was expansion CAPEX. For 2024, a total cash CAPEX of US$ 1.3 billion was approved, of which US$ 50 million was for carryover from the previous year, and US$ 250 million for expansion in continuity of the plans inaugurated last year.

Thus, disregarding capital variations outside the company’s control and without considering this as a guidance, the EBITDA that corresponds to the free cash flow breakeven point is estimated at US$ 3.55 billion. It is worth noting that differences above this amount will be subject to the application of the effective tax rate that is in average globally in 25%.

Moving to the slide 21, we have the evolution of our debt profile. In the fourth quarter we used the cash to reduce gross debt in US$ 1.6 billion. Until February 2024, we already used US$ 566 million of our cash position to reduce gross debt, and we intend to continue this movement in the second part. Net debt for 2033 ended at US$ 15.3 billion, stable in relation to the previous years as the company’s free cash flow was sufficient to cover the payment of dividends that totaled US$ 448 million.

Leverage in dollars reduced to 4.42 and in reais to 4.32 times in the quarterly comparison, confirming that the deleveraging path that we had indicated in previous calls. Using the market consensus, leverage will follow the downward trajectory that began in the fourth quarter of 2023. Therefore, according to the market consensus for the year 2024, we have an estimated margin of 6.5% of EBITDA and for the 2025 a margin of 7% EBITDA and 2026 a margin of 7.8% EBITDA. This is the market consensus that we can see on the Bloomberg screen.

Therefore, using these numbers as a reference, we would reach the end of 2024 with leverage below 3.25, at the end of 2025 below 3 times and below 2.5 times at the end of 2026.

So, now I will briefly go through the business units. Starting with Seara on slide 22, net revenue for the quarter fell 5% in the fourth quarter of 2023 and 4% in the year. The year 2023 was very challenging with margins below ideal due to several challenges, both internal and external, such as the global excess of birds and high production costs, challenges in agriculture and lower dilution of fixed costs considering that the plants opened in 2023 are still in the maturation process. However, by maintaining our focus on the fundamentals of the business, we managed to end the year on a positive trend, leaving us very optimistic for 2024.

Moving now to 23, JBS Brasil recorded net revenue 4% higher than the fourth quarter of 2022, reflecting higher volumes sold, but 6% lower than 2022, due to the decline in prices in the domestic and international markets. The year 2023 was marked by high market volatility, mainly due to the embargo on beef exports to China, the main destination for the Brazilian industry, and the favorable aquarium cycle, which increased the availability of animals for slaughter and reduced the price of live cattle in Brazil.

In this scenario, we strengthen international relationships, gain new qualifications, further improve the level of service for partner clients and bring brands closer to consumers. For the fourth time, the Friboi brand was top of mind. As a result, both in the quarter and in the year, we improved profitability.

Moving now to slide 24 and speaking from now on in dollars and US-GAAP, JBS Beef North America’s revenue grew 15% in the quarter and 6% year over year in 2023. Despite the increase in revenue resulting from higher prices high levels during the period, profitability was impacted by the growth in the price of live cattle at a faster pace than the increase in sales prices, reflecting the increase in costs resulting from the cattle cycle in the United States.

Additionally, the company uses futures contracts as a short-term protection measure. However, in the fourth quarter it ended up being adversely affected, as the price of live cattle fluctuated in an atypical way. On September 22 it was approximately 187 cents per pound. On December 7 it fell to 162 cents and quickly returned to 188 at the beginning of the year.

Turning now to JBS Australia, revenue growth in the quarter is the result of higher volumes sold, reflecting the greater availability of cattle on the market. However, during the year, the increase in volumes sold did not fully compensate for the drop-in prices, both in the domestic and international markets. Despite this, in both periods, there was an improvement in profitability, mainly due to the reduction in the price of cattle acquisition, resulting from the greater availability of animals due to the more favorable cycle in the country and efficiency gains in several areas in Australia’s sub-segments.

Turning now to JBS USA Pork, net revenue for the quarter was 4% higher compared to the fourth quarter of 2022, but a drop of 5% year over year. At the beginning of 2023, we are faced with price pressures on profitability due to excess supply in the domestic market. However, throughout the year, we observed a normalization of production accompanied by a reduction in grain costs and the average price of live pigs. Furthermore, through continuous efforts to improve results, such as expanding the value-added portfolio and improving commercial and operational execution, the EBITDA margin returned to normalized levels in the second half of the year.

Moving to slide 27, Pilgrim’s Pride, as highlighted on the slide, recorded a 10% increase in net revenue in the fourth quarter of 2023 compared to the fourth quarter of 2022 and remained stable in 2023 in the annual comparison. Like the other business units mentioned previously, the year 2023 was characterized by high volatility in the commodities market.

At the beginning of the year, bird prices began to drop to historically low levels due to excess supply, mainly in the heavy chicken segment, known as big bird in the United States. However, through a better balance between supply and demand, prices gradually stabilized, although cost inflation remained high.

Despite the challenges faced, the company remained focused on executing its strategy and managed to improve its results throughout the year in all regions. As you could see and as we had indicated, an improvement in profitability occurred in all business units throughout 2023, with the exception of Beef North America. Similarly, the trajectory remains positive for 2024, with highlights for JBS Australia, Seara, PPC and US Pork.

So, I would like to open for our question and answer session.

Question and Answer Session

Operadora: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please click on the “raise hand” button. If you would like to remove yourself from the queue, please click on the “lower hand” button.

And our first question comes from Thiago Bortoluci, Goldman Sachs. Please go ahead.

Thiago Bortoluci: Hi everyone, good morning. Thank you for the presentation and for taking the questions. I’m sure I’ll let my colleagues explore each of the Buses in detail, but I wanted to hear from you a little bit about how you’ve been experiencing demand in the United States at the top end? In general, when I look at all the BUs, we are seeing sequentially better prices, mainly in PPC, in big bird, but also in Beef, there is the seasonal theme here in Pork, and this has led to sequentially better spreads as well, more notably in PPC and Pork. Is demand in the United States reacting and is it less elastic than we saw last year? How have you felt about the mix between protein classes and value-added commodities and how should this impact the margins of international operations in this first year?

And here perhaps, I think a double-click, if there is any upside for Beef, possibly imagining that you have a little more pricing power, if that is the case. That’s the first question.

And the second, I don’t know, maybe, I don’t know if Wesley is on the call, but it could be a question for him or Tomazoni. Parallel to the results, we saw the announcement of additions to the Board of Directors, to be voted on at the next annual shareholder meeting. Does the return of the controller more directly to the company’s Board change the strategy, the company’s vision for growth? Tomazoni commented on the listing and how much this could unlock accelerated growth. Does the return of the controller in any way accelerate this vision of [inaudible – audio failure] of JBS? And what is the next step for JBS in terms of expansion and global M&A? Thanks.

Wesley Batista: Good morning, Thiago. I will answer the first question. Demand in the United States, I think that with the issue of inflation that we have seen in the United States, we have observed two things that I think are important: Firstly, we obviously see, with the price of more expensive beef, a greater demand for pork and chicken, we see this quite clearly. Even given the availability of the raw material, we see more activity at retailers with pork and chicken than with beef; and even within beef we have seen a greater demand for ground meat, for example, a greater demand for cuts that have a lower price than a perhaps more expensive cut, a steak, etc.

This is not necessarily a bad thing, even within beef, because what matters at the end of the day is the cut-out price, it is the average price among all cuts. So, we are perhaps seeing a balance between the larger cuts, we are seeing a greater demand for these cuts that were historically cheaper, they are closing a bit of a price gap with other products that perhaps have a more expensive price.

In total demand, we see a still strong demand, but, of course, with this characteristic of seeking cheaper products given the inflation that historically in all categories, I’m not just talking about protein, I’m not just talking about food, which has had recent years in the United States. So this is about demand in the United States.

Gilberto Tomazoni: Good morning, Thiago. Thanks for the question. As for the issue of Wesley and Joesley on the Board, I would like to first make a comment. They have no impediment to occupying seats on the Board or exercising executive functions and are businesspeople with recognized entrepreneurial capacity and business success. They were the ones who, together with the founder, boosted the growth of JBS, transforming the small butcher shop in the interior of Goiás into the largest protein company in the world. Their presence on the Board will certainly enrich the Board’s strategic discussions and contribute even more to the success of JBS.

And as for the change in strategy, I don’t see there being a change in strategy in the short term. Obviously, the strategy you see from the company, which we keep publicizing on our website and on all platforms, has not changed since the IPO, which is growth in value-added products, producing where it is competitive to produce, creating a strong platform where consumption is, operational excellence. This strategy, I think it is a long-term strategy, we have achieved, which along with this, this diversification, building this diversified platform, this entry into salmon in Australia, aquaculture, demonstrates our diversification.

As I said in my opening, we are doing better than expected with our experience with the activity and we think we can do with it what we did with chicken and pork.

So, I think this long-term strategy remains, it is a strategy that has been the company’s success, it has allowed the company to transform into what it has become.

Regarding the issue of listing, we have been saying for some time that listing is a strategic priority for the company because it has two aspects: A value aspect, in which we will be able to access a much larger number of investors, participate in indices that today we don’t participate, and this can really unlock enormous value for the company; In addition to unlocking this value, it gives great flexibility for the company’s growth, for the company to finance its growth. I mean, we will also have other opportunities, of equity to finance growth, not just debt.

So, it’s strategic, we are already announcing that today we have redone the file, updated the data with the balance sheet at the end of this year and responding to previous questions that were at the SEC. Now it’s the process of waiting for the SEC’s response, which takes its time, and if you have additional questions, answer them until the moment we no longer have any questions, then we will be ready to request registration and then call a meeting.

So, when we see that we are at the beginning of the year, in the first quarter, we have a good amount of time ahead of us, I think it is more than necessary for us to be able to complete it within this year.

Thiago Bortoluci: Super clear, Tomazoni and Wesley. Thanks.

Operator: Our next question comes from Ricardo Alves, Morgan Stanley. Please go ahead.

Ricardo Alves: Good morning everyone, thanks for the call, guys. I’m sorry I missed the initial part of the call, so maybe I’ll ask you to repeat some points. My first question, actually, was about the listing, which you just answered, I just wanted to confirm that there really is this focus on completing the 2024 listing, just to confirm my understanding of that.

My second question is about US Beef. We discussed this in the last call, but in the third quarter your margin was a little higher than expected, at least above what we expected given industry spreads. And now, by our reckoning, the opposite. JBS’s margin in US Beef is below what we calculated based on industry spreads. So, I just wanted to hear from you if there are any specific factors in your operation, if there is anything that we don’t have much visibility into, perhaps in SG&A that could have had an impact. Just so we can get a little better vision of what the outlook for US Beef could be in 2024.

So, just go into a little more detail about what impacted your Beef division in the States, as well as an outlook for this year.

And my third and final question about Seara, again, apologizing for missing part of the initial part of the call. Tomazoni, you mentioned double-digit margins in the first quarter. I just wanted to confirm if this was true and, if so, only if you could elaborate a little more on where this improvement comes from, even considering seasonality, given that you came from a 6% margin in the fourth quarter, so that we can reach a first quarter much better, it seems to me that it would be something driven largely by cost. But I just wanted to have a little more color, if perhaps we don’t know your grain availability, just to see if we can get a little more detail in your expectations for this first quarter. Thank you so much guys.

Wesley Batista: Ricardo, good morning. Starting here in the United States, in the fourth quarter, as Guilherme commented in the presentation, we had, a little atypical for us, obviously a very relevant drop in the price of futures, super atypical, as Guilherme commented, of 1.87 at the beginning of the quarter, it closed the quarter at 1.62, or so, and so, this variation in the futures price was quite relevant and not at all typical, this had an impact on our results, on our futures contract, so this had a relevant impact in this fourth quarter.

I would estimate, you can estimate that half of the negative EBITDA from the division came from this effect.

Regarding the outlook for the cattle business in the United States, we do not see that this fourth quarter reflects, in any way, what we are expecting for 2024, it was a challenging quarter in the operation, but there was this issue of the future, this strong variation of the future that impacted our results. We don’t see that this volatility of 25 cents in a quarter will continue. We don’t expect that at all. So, therefore, we do not expect that this fourth quarter will reflect, in any way, the year 2024.

The year 24 will be a challenging year, it will have the normal seasonality of the first quarter and the fourth quarter being weaker quarters than the second and third quarters. We are still waiting for the fourth quarter to be able to have our margin in low single digits. Worst case, we could be closer to breakeven, that’s what we’re seeing for the market. Anyway, in any case, it will be a challenging year for 2024, but we don’t expect it to be similar to what we had this quarter given this atypical event.

Gilberto Tomazoni: Ricardo, I understand that the first question about the priority of the listing issue was answered by the previous question, so I’ll go straight to your third question, which is about Seara.

So, we have been saying since the beginning of the year that we had two businesses that were performing below their potential, which was Beff North America, which Wesley just mentioned, and Seara. In the case of Seara, first I want to clarify that Seara did not have, and does not have, any marketing problems. Seara has increased consumer preference rates, the brand has increased penetration to 90% of homes and product repurchases reach 89%. These are uppercase numbers.

What Seara actually had were problems with operational efficiency indices related to productivity indicators, process yield and equipment availability. The causes of these problems have been identified, the countermeasures are being implemented and the results of these actions had a small impact in the fourth quarter, because they are processes that you change, there is an entire qualification and training process for you to start executing and that will start to appear much more strongly throughout the first quarter of the year. As I said at the opening, Seara has the potential to deliver 2-digit margins in the first quarter of this year.

Furthermore, in addition to this comment, we have not yet reached the optimal efficiency points in the ramp-up of the Rolandia factory. It is a very automated factory, which requires time to parameterize and synchronize all stages of the process. Which is normal for a factory with so much technology on board. However, after all this was completed, this automation greatly increased the company’s competitiveness.

You mentioned the grain issue. We always keep a strategic stock of grain. We do not take the risk of not being able to feed our flocks. So, it is a process that, over time, is diluted with the entry of new volumes of corn and bran. This is natural, and it will have an effect over the years. The effects are always incremental effects, until the moment there is price stability and the incremental effects cease to exist.

But this big event that we are going to have is that we are starting to see the effects of all the actions we took throughout this period and which already occurred in the last month of the year and which will now be very present in this first quarter.

For all of this, we are very optimistic for Seara’s next quarters. It’s very positive.

Ricardo Alves: Thank you very much, Tomazoni. Thanks, Wesley.

Operator: Our next question comes from Gustavo Troiano, Itaú. Please go ahead.

Gustavo Troiano: Good morning everyone, thanks for the question’s guys. There are two points here that I wanted to discuss with you. The first related to Australia, given that the segment has gained, or rather, regained relevance here within the quarter, I wanted to understand a little better if this margin improvement in the quarter against the quarter came exclusively from cattle and how the other segments performed here within from Australia.

And then, already amending this question from Australia on what is to come now in the first quarter, we saw a relatively significant increase in the arroba tri against tri, first tri against the fourth, so I wanted to understand with you if it makes sense to imagine that this margin, at least in the beef business, is now sustained in the first quarter given this increase in the arroba. That’s the first question.

And the second, personal, related to cash generation. There was a significant release in working capital here. If you could elaborate a little more, Gui said that stocks and suppliers were the main drivers and there is a seasonal component here in these two. Now, in the year-on-year analysis, there is a significant release of other liabilities within your cash flow, which last year consumed and this year released 1 billion. If you could describe a little what the driver of this line is, that would help a lot. Thank you, guys.

Gilberto Tomazoni: Good morning, Gustavo, thanks for the question. In Australia, all of our businesses are operating well. The highlight is the beef. We are starting a very positive cycle in cattle in Australia and it was the main driver of the increase in margins, and it will be, this year and for the next two years, the driver of very positive margins.

Now, the other businesses, the salmon business performs very well, the pork business performs very well, Primo, which deals in processed products, is a very stable business, there are not many ups and downs. So, our business in Australia is positive.

Then you mentioned the issue of stealing, I think it was well observed by you, there was this issue because we went through a period of very heavy rain there in Australia and it was difficult to move the animals for processing, and this caused the restriction of availability would drive the arroba price. But we understand that this was a specific issue, the rain issues have already been normalized and we should have, because of this, a first quarter much more in line with what the fourth quarter was, but compared to what was the first quarter of next year much better.

Guilherme Cavalcanti: Gustavo, speaking of free cash flow, I will divide the answer into two, the fourth quarter and the year. In the fourth quarter, we had an impact that we have every year, which is what we call livestock deferral. At the request of suppliers, we delay livestock payments from December to January. This effect was US$330 million in the fourth quarter.

We had an inventory reduction effect in the fourth quarter as a result of the efforts we made throughout the year, asking the entire team to focus on working capital and inventory reduction, so we had a reduction of US$170 million of inventory in the fourth quarter and we had a tax refund in the United States of US$60 million.

So, here we have these impacts of free cash flow and to reach the 750 million that we generated, there was an operational improvement even with higher EBITDA, so it was higher EBITDA which has the US$ 200 million and these three impacts. So that brings us to US$750 million in free cash flow for the fourth quarter.

Now, for the year, as you said, the impact you mentioned of releasing working capital of US$ 1 to 1.4 billion, you can divide it into three factors: You had this tax refund from the United States of US$ 60 million plus the monetization of ICMS credits in Brazil and other credits, we have around US$400 million in impact; we also have around US$ 350 million in impact from reducing stocks in the year, part of this due to smaller grains; and the rest comes from our cash conversion cycle, which we reduced via accounts payable and accounts receivable.

Gustavo Troiano: Perfeito, pessoal, muito obrigado.

Operator: Our next question comes from Thiago Duarte, BTG. Please go ahead.

Thiago Duarte: Hello, good morning everyone. Thanks for the opportunity. Good to talk to you. I just wanted to go back to the themes of both US Beef and Seara and maybe ask, I think a lot has already been said, but ask for a little more granularity. When we think about US Beef, Wesley spoke about the impact of the atypical variation in cattle, the future of cattle and how this perhaps took away or explained perhaps half of the negative EBITDA in the quarter. Even when we make this adjustment and compare it with one of your main competitors who have already reported results, you have historically had margins above that competitor, significantly higher, and even so, this would not be the case even adjusting for this issue of the future that Wesley mentioned.

I would perhaps like to hear a little more, as the sector there is becoming a scenario of greater scarcity of raw materials, I don’t know if there are other elements that can explain this margin delta, perhaps [incomprehensible] of cattle in the regions where the plants are located. company or things along those lines. I don’t know if there are other elements that Wesley can point out to us.

And returning to Seara, Tomazoni was also quite granular talking about the issues of productivity indicators, process yield and the issue of growing pains when adding the capacity of the Rolândia plant, etc. Just to try to quantify a little, Tomazoni, I understand that the ramp-up of the Rolândia plant is perhaps the biggest explanation today, at least looking at the fourth quarter, for your margin not yet being running at its potential, or even when We compare it with the competition’s margins. Is this reading correct?

I understand that the issue of efficiency rates and such, they were already lower in this fourth quarter in terms of impact, when we compare, for example, with the beginning of last year. I just wanted to understand the size of the contribution of each element here at Seara too. Thanks.

Wesley Batista: Thiago, good morning. Starting here with beef from the United States, without a doubt, even with this adjustment, the result we had is below what we expected, we have been commenting that we are making a lot of improvements in our operation, we think that The historical results we had in 2023 were below what they should have been in this division, regardless of the market, regardless, obviously, as you said, of this impact of the large variation that we had in the future at the end of the year.

We have been improving the commercial part a lot, I think we are already very comfortable, in the first quarter, especially last year, the first part of 2023, we had a performance well below what We expected, this was largely the case, when we compare ourselves with the market, we look at market indicators, this improvement was quite relevant there. Obviously, the improvements in the industrial part are more... their speed is a little slower, to make the turnaround in the industrial part.

But we are very optimistic, Thiago, we see that in terms of our efficiency, in terms of our income in our units, it has been improving. It’s not 100% complete yet, obviously it takes time to mature, but it’s improving. There is nothing structural that we see, as you mentioned, perhaps in one region or another. We had during the year 2023, it is true that the spread between the price of cattle in the North and South of the United States was historically high, but we really do not see this as a reason to have a different margin or to not perform better than the market, as we have historically always done.

It is an internal focus and this will be our focus for the year 2024, focusing on the things that we control, on the things that are inside our home, and that is what we have been doing.

Gilberto Tomazoni: Thiago, regarding Seara, the point is you wanted to understand how much this ramp-up of the Rolândia factory has been one of the reasons for us to be performing below what we could be performing. I just wanted to add that it’s not just Rolândia, remember what we did, we mentioned it here because it’s the biggest investment, the biggest factory that is ramping up, but we made 8 billion investments in the last four years, so it’s a set of improvements, increasing capacity in many factories that we are making.

So, yes, this ramp-up has an important impact, but the biggest impact is our improvement in our chain synchronization work. Remember that we work in a long chain. When you need to synchronize all of this, it takes some time for you to get everything up to speed. So, after I put it on, it’s a machine, everything goes straight.

So, we made changes, we even changed the way we managed, the structure for managing. So, this all takes a while to put together. That’s why I’m very confident now in this first quarter, because we said, things are moving at the pace we expect, and from then on there will be incremental improvements.

Thiago Duarte: It’s super clear, thank you.

Operator: Our next question comes from Guilherme Palhares, Santander. Please go ahead.

Guilherme Palhares: Good morning everyone, thanks for taking my questions. Also moving forward in relation to both the US business, but also making a bit of a diversion to the issue of adjacent businesses. In the last two years, we saw the company having other businesses, both in US Beef and in Brazil Beef, with regard to the issue of the entry strategy within retail, be it the Swift stores here in Brazil and in US Beef so similar, and also within US Beef we also saw the issue of Vivera, which we imagine is within US Beef here.

So, I wanted to understand a little about these two businesses, how they have contributed in terms of results and looking now at the end of the year and trying to take stock of the investments made in these two divisions, in these two geographies. If you could give us a little detail about how this performance has been in relation to what you expected and how much this may also be having a deteriorating effect in relation to what you imagined regarding US’s performance. Thanks.

Wesley Batista: Guilherme, good morning. We consolidate Vivera within JBS Beef, obviously it brings the average, nowadays it brings the average below, but it is small compared to the whole, so I wouldn’t say that the impact that Vivera has is relevant within the whole would lead to dilution, let’s put it this way, the dilution of the percentage margin of the whole. It would bring it down, but as the size of the businesses are so different, I don’t think it’s relevant enough.

Gilberto Tomazoni: Swift here in Brazil, it is consolidated within JBS Brasil, we are in a growth phase of this business, so on average, Swift also ends up pulling down the margin of the beef operation here. Now, I would also like to remember that in Brazil, when we say JBS Brasil, it is not just our beef operation here, of course, the big operation is beef, but we have new businesses, which is a set of other businesses that we we have energy generation, fertilizers, biodiesel and other businesses that are within, and a leather operation that is also within JBS Brasil.

Guilherme Palhares: Tomazoni, if I could just follow up, you commented on this issue of growth in this store model. So, when we take stock of what we learned over the last two years of more accelerated investment and thinking about what this business could become in the future, if you could provide a little bit of a diagnosis of how this operation is going today and whether you can take this to other markets as well.

Gilberto Tomazoni: Look, this business started out of a belief that we have that this cattle chain, this cattle operation, the butchers, the supermarket, always has a big loss, be it a loss due to the action, or a loss due to refinement, and that the consumer, when he goes to the market and buys the product, he uses the fresh product one day and then puts it in the freezer and freezes it. And the freezing it does is never a good freeze because it creates large water crystals, breaks the protein chains when it thaws, and loses a lot of its nutritional value and structure. And that’s why this conviction that we have to set up a business that freezes at the origin, with a super-fast freezing system in which you prevent all these legs in the chain.

So, we started this project, this is a project that we are now taking to our customers, in these stores, within stores, it is a project that is maturing. Our objective is to develop, learning throughout this process together with our customers and it will be as large as the consumer accepts the value proposition.

Guilherme Palhares: Perfect, guys, thanks.

Operator: Our, the next question comes from Isabela Simonato, Bank of America. Please go ahead.

Isabela Simonato: Good morning, Tomazoni, Wesley, Guilherme. Thanks. I wanted to do a follow-up on Seara, I think focusing a little more now on market conditions, I think it is quite clear what you are seeing on the internal side and the improvements you can make, but if you could outline a little plus the scenario, especially talking about export prices and the demand scenario in the domestic market, I think it helps us to have clarity on what you can do beyond the first quarter. I think that was my question.

And the second, I wanted to confirm, Wesley, what you said about margins in the United States between breakeven and low single, whether this was for the closed year or if it was a specific quarter, it was not clear to me. That was it, thank you.

Wesley Batista: Isabela, good morning. To answer here, I say this for the full year, not for the specific quarter, full year 2024, to be clearer.

Isabela Simonato: It’s great, it’s great, thank you.

Gilberto Tomazoni: Remembering that the first and fourth quarters are the worst quarters and the two and a half are the best quarters. What Wesley is saying is that, on average between them, this is our expected result.

Speaking of the market, now talking specifically about the consumer market, we are very positive about the consumer market. If you look at the prepared food categories that Seara operates in, they all grew last year and continue to grow this year. And it comes at a good time when we are increasing our product offering with factories, all the investments I mentioned before. So, we are very positive with the growth, with the demand in the domestic market, including for chicken as well.

Both chicken and prepared foods are growing and also meat, it is not linked to Seara, but the issue of beef has also increased demand. So, the consumer market in Brazil is very positive.

The international market for chicken also has a very adjusted demand and supply, you can see from the results that Pilgrim’s showed, it is no different from Mexico, it is no different in England our chicken operation, the chicken business, in general , it is a business that is favored due to lower costs, the growth that has already been mentioned, and a very balanced supply and demand in all markets. So, the moment is very favorable for this business.

The pork business is a much more difficult business, Brazil has seen growth in pork production, international markets have also seen a retraction. Remembering that the largest producers and exporters are the United States and the European Union, the European Union had a reduction, the United States had an increase in exports. International demand is not strong for the markets we are operating in, we have opened a lot of markets, but there is still a lot of market to open for the business and the domestic market is also a very competitive market for pork.

Isabela Simonato: Of course, thank you.

Operator: Our next question comes from Lucas Ferreira, JP Morgan. Please go ahead.

Lucas Ferreira: Hi guys good morning. I have two questions. The first is more specifically about chicken in the United States. Last year we had some capacity closures, supply adjusted well, commodity prices fell and PPC reported good results in the last quarter. My question is about your reading for the year 2024.

Wesley has already said that demand is going well, but we are also starting to see supply numbers, production indicators increasing. My question is if this is just to accommodate this greater demand, if you still see the market tight. Prices are still super good, so my question is if you saw perhaps a little advantage in terms of profitability for where the year ended in PPC, more specifically for the United States.

And the other question is about cattle in Brazil. You had the highest number of qualifications for China in this last round. If you think that this can significantly contribute to the profitability of the business for the year and if you are already selling, in some way, plans for China improving, average prices improving in your case and how the price of cattle behaves, cattle thin. Anyway, how have you seen this innovation with post-qualification? Thanks.

Gilberto Tomazoni: Starting to answer the chicken question in the United States, Lucas, you read correctly, there is a balance between supply and demand. We think we will have a very balanced year between supply and demand, so our forecast is that this market will continue as it is in terms of margin and, remembering, we have a very balanced channel strategy there, we have in five segments, we are in value-added products where we have grown a lot with the Just Bare brand, it has the biggest growth in the breaded products category, it has had an impressive gain in the market. We have the case-ready, which is the trays for supermarkets, then we have the fresh food service, and then we have the big bird and the small bird debone.

So, this set of businesses, they are very different and well balanced. At the moment, we see a very large growth in big bird, which we call big bird, which is more the raw material, but for us, it is positive for us, but even when it harms us, it doesn’t harm us that much. given this diversification that we have in service channels. But, to summarize, yes, we are very positive about the chicken business in the United States.

The other question you raised is about this increase in qualifications in Brazil and how this behavior has happened for China. It was an important increase, Brazil had, speaking of cattle, 41 factories, 24 were added. So, it is an important number and JBS had, among these factories, 24, 10 approved factories. Which somewhat corrects that difference that JBS had in relation to the market.

If you compare the share we have in the processing market with the number of factories, we are still behind what should be the company’s correct share.

Now, what could this impact on the market? Obviously, with the increase in the number of factories, you can increase the supply for this market. For us, JBS, this greatly increases our flexibility in terms of origin of what we can produce in terms of mix, this is very favorable. Now, what we see in China is that the market that was quite impacted at the beginning, which came right after the pandemic, was in a process, had products in stock or products with more advanced dates coming from stock, then later there was the issue of BSR, a period in which Brazil was prevented from exporting. And then in the second half of the year, volumes normalized a lot, there was a significant growth in volumes.

Now, when we look at the medium term, long term, this increase in supply, the tendency is that the premiums that exist for this market will be reduced or even cease to exist in the long term. So, the moment in the scenario for Beef in Brazil is positive, we are in a positive cycle and, therefore, with these market openings, which we mentioned China, but Brazil has done a great job of opening up the market in recent years times, we can add Thailand, Indonesia, Vietnam, Malaysia, the Philippines.

So, Brazil has greatly expanded its market, its access to the market, so this is very positive for Brazilian products. Furthermore, we see that structurally, especially in China, we are going to have a growth in per capita consumption, there is a forecast of a very large arrival of consumers in the middle class. Increased income means greater protein consumption, and in China, cattle are aspirational, so we believe that cattle will be the biggest winner in this whole process, especially because, given their cycle, they have a smaller reaction capacity. smallest of local producers.

So, I emphasize that this is one of the advantages that we have been talking about regarding the company’s diversification. We are there in the United States with the cycle, as Wesley commented just now, of difficulty given that the cattle cycle is a downward cycle. I commented before that the cycle was very positive in Australia and the cycle was very positive in Brazil. So, within the same category, we have three businesses, obviously they are of different sizes, but at different times.

And then, about what I mentioned with the issue of chicken, which is another protein, it allows the company to continue growing, generating cash, growing, expanding. This is one of JBS’s competitive advantages, which I always say is that I still think the market is gradually becoming more aware of this competitive advantage that allows for sustainable growth in the medium and short term.

Lucas Ferreira: Thank you, Tomazoni.

Operator: Ladies and gentlemen, there being no further questions, now I would like to pass the floor to Mr. Gilberto Tomazoni. Please go ahead.

Gilberto Tomazoni: I just wanted to thank all of you for participating in this conference, for the questions, for the opportunity to explain our business and to thank all of our employees, our more than 270 thousand, that the results we are delivering now are the result of effort and dedication of all of them. Thank you very much.

Operator: This is the end of the conference call held by JBS. Thank you very much for participation and have a nice day.